J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

August 20, 2024

Raymond Be

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of the JPMorgan
Dividend Leaders ETF (the “Fund”)
File Nos. 333-191837; 811-22903;
Post-Effective Amendment No. 442

Dear Mr. Be:

This letter is in response to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission that you provided with respect to the filing made on April 14, 2024, related to the Fund. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Trust’s Registration Statement.

GENERAL

1.

Comment: Please file responses to these comments on EDGAR at least five business days prior to the effectiveness of the post-effective amendment to the Fund’s registration statement filed pursuant to Rule 485(b) (“Rule 485(b) PEA”). In addition, please email the Staff marked copies of the revised pages to the Fund’s prospectus reflecting responses to the following comments. Please apply comments to disclosure in one section to similar disclosures throughout the document.

Response: We agree to take these actions prior to the effectiveness of the Fund’s Rule 485(b) PEA.

PROSPECTUS

Fees and Expenses of the Fund

2.

Comment: Supplementally, please provide the Staff with the fee table in anticipation of filing. In addition, supplementally please explain how the Fund determined an estimate for “Other Expenses” for the first fiscal year end and why is that estimate reasonable.

Response: The completed fee table will be provided to the Staff prior to the effectiveness of the Fund’s Rule 485(b) PEA.

The Fund’s shareholders are not currently expected to incur any “Other Expenses” as defined under Form N-1A. Footnote 1 of the Annual Fund Operating Expenses table discloses that the Fund’s investment adviser will pay substantially all expenses of the Fund, with certain exceptions. Accordingly, the Fund plans to omit the “Other Expenses” line item in their Annual Fund Operating Expenses table. In the event the Fund incurs “Other Expenses,” as defined under Form N-1A, the disclosure and table will be modified accordingly.

3.

What are the Fund’s main investment strategies? Comment: The third paragraph in the Fund’s strategy states that the equity securities and equity-related instruments in which the Fund may invest include “other instruments that provide economic exposure to one or more equity securities”. Supplementally explain what “other instruments” are in that context.

Response: We respectfully acknowledge your comment. However, we believe that the disclosure in the third paragraph of the Fund’s strategy section sufficiently discloses the types of instruments that may be utilized by the Fund. The language noted in the above comment is intended to reference other instruments (e.g., derivatives) that similarly provide economic exposure to one or more equity securities.

4.

Comment: The fourth paragraph in the Fund’s strategy states that the Fund may use “other instruments to more effectively gain targeted equity exposure from its cash positions, to hedge various investments and for risk management”. Supplementally explain what other types of instruments may be used by the Fund to “more effectively gain targeted equity exposure from its cash positions, to hedge various investments and for risk management”.

Response: We respectfully acknowledge your comment. However, we believe that the disclosure in the fourth paragraph of the Fund’s strategy section sufficiently discloses the types of instruments that may be utilized by the Fund. The language noted in the above comment is intended to reference other instruments (e.g., derivatives) that similarly may be used to more effectively gain targeted equity exposure from its cash positions, to hedge various investments and for risk management.

5.	The first sentence of the “Investment Process” section includes a reference to securities “identified as attractively valued”. Please explain in more detail how the Fund identifies them.

Response: The adviser uses a long-term expected return framework to value securities. These long-term expected returns are driven by certain key research analyst inputs, and based on these inputs and current market prices, securities are ranked into quintiles (from what the adviser believes to be most attractively valued to what the adviser believes to be least attractively valued). The Fund generally selects securities from those that it believes are most attractively valued based on this process.

6.

Comment: Disclosure in the “Investment Process” section states the following: “In assessing long-term capital growth potential, the adviser generally looks for securities that the adviser believes have attractive opportunities for underlying earnings growth, the capability and willingness to grow future dividends and a proven business model.” Please explain how the growth potential approach interacts with the approach described in Comment 5.

Additionally, please explain how the adviser determines which companies have “the capability and willingness to grow future dividends and a proven business model”, including data of how this is assessed.

Response: Although the adviser seeks to invest in companies that it believes have long-term capital growth potential, it also seeks to select companies that it believes are attractively valued (in other words, the adviser will not seek to invest in a security that it believes has long-term capital growth potential but is not available at an attractive valuation).

The adviser determines which companies have “the capability and willingness to grow future dividends and a proven business model” based on the adviser’s analysis of their ability to generate strong free cash flow and the long-term expected return framework described in response to Comment 5 above.

7.

Comment: Disclosure in the “Investment Process” states the following: “The adviser’s analysis includes a review of proprietary data, information self-reported by companies, data from third party vendors and internal fundamental research”. With a view to improving the disclosure, please discuss generally the sorts of proprietary data the adviser typically uses and how it uses them in the process.

Response: We respectfully acknowledge the comment, however, we believe that the above referenced disclosure includes an appropriate level of detail to explain the Fund’s investment process. We believe that adding further disclosure regarding the Fund’s investment process is not necessary or appropriate in light of the requirement of Item 9(b)(2) of Form N-1A to “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell[.]” (emphasis added).

The Fund’s Main Investment Risks

8.

Comment: Dividend Paying Securities Risk. As appropriate, please revise and discuss the types of periods and economic conditions that historically have resulted in dividend paying stocks being out of favor.

Response: The Dividend Paying Securities Risk will be revised as follows:

Dividend Paying Securities Risk. The Fund primarily invests in dividend paying securities. As a result, Fund performance will correlate with the performance of the dividend paying stock segment of the equity market, and the Fund may underperform funds that do not limit their investments to dividend paying securities. If securities held by the Fund reduce or stop paying dividends, the Fund’s ability to generate income may be affected. In addition, there may be periods when paying dividends is out of favor (such as periods of rising interest rates, high inflation and or strong economic growth) and therefore, during such periods, the performance of the Fund may suffer.

*  *  *  *  *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212)-270-8448.

Sincerely,

/s/ Max Vogel
Max Vogel Assistant Secretary

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